Exhibit (a)(5)

AMENDMENT NO. 2 TO

DECLARATION OF TRUST

OF

ALPS SERIES TRUST

(FORMERLY, FINANCIAL INVESTORS TRUST II)

In accordance with Section 10.1 of the Declaration of Trust of ALPS Series Trust (formerly, Financial Investors Trust II) (the “Trust”), a Delaware business trust, the Declaration of Trust is hereby amended as follows:

Section 4.9.5.5 “Redemption by Shareholder” of the Declaration of Trust is deleted in its entirety and replaced with the following:

“Section 4.9.5.5. Redemption by Shareholder. The Trustees may specify conditions, prices and places of redemption, may specify binding requirements for the proper form or form of requests for redemption and may specify the amount of any deferred sales charge to be withheld from redemption proceeds. Payment of the redemption price may be wholly or partly in securities or other assets at the value of such securities or assets used in the determination of net asset value, or may be in cash. To the extent permitted by law, the Trustees may retain the proceeds of any redemption of Shares required by them for payment of amounts due and owing by a Shareholder to the Trust or any Series or Class or any governmental authority. Notwithstanding the foregoing, the Trust may postpone payment of the redemption price and may suspend the right of the holders of Shares of any Series to require the Trust to redeem Shares of that Series during any period or at any time when and to the extent permissible under any applicable provision of the 1940 Act. All authorized Shares shall be subject to redemption and redeemable in accordance with and pursuant to procedures or methods prescribed by or approved by the Trustees. The Shares of any Series, if so determined by the Trustees, shall be redeemable only in aggregations of such number of Shares and on such days as may be determined by or determined pursuant to procedures or methods prescribed by or approved by the Trustees from time to time with respect to such Series. The number of Shares comprising an aggregation for purposes of redemption and repurchase shall be referred to herein as a “Creation Unit.” The Trustees shall have the unrestricted power to alter the number of Shares constituting a Creation Unit by resolution adopted by the Trustees, at any time including prior to the time the Trust commences operations. Each holder of a Creation Unit aggregation of Shares of a Series, upon request to the Trust in accordance with procedures established by the Trustees, shall be entitled to require the Trust to redeem all or any number of such holder’s Shares standing in the name of such holder on the books of the Trust, but in the case of the Shares of any Series as to which the Trustees have determined that such Shares shall be redeemable only in Creation Unit aggregations, only in such Creation Unit aggregations of Shares of such Series as the Trustees may determine from time to time in accordance with this Article 4, at a redemption price per share equal to an amount determined by the Trustees in accordance with applicable laws.”

This amendment is effective as of May 19, 2022.